UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               Temple-Inland Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    879868107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 12, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,440,387

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,440,387

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,440,387

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.35%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,440,387

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,440,387

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,440,387

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.35%

14 TYPE OF REPORTING PERSON*
     OO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,440,387

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,440,387

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,440,387

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.35%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,285,356

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,285,356

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,285,356

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.07%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,285,356

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,285,356

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,285,356

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.07%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,285,356

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,285,356

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,285,356

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.07%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,476,196

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,476,196

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,476,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.31%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,476,196

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,476,196

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,476,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.31%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,476,196

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,476,196

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,476,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.31%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,201,939

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     7,201,939

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,201,939

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.73%

14 TYPE OF REPORTING PERSON*
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $1.00 (the "Shares"), issued by Temple-Inland Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1300 MoPac Expressway South, Austin, Texas 78746.

Item 2. Identity and Background

     The Reporting Persons (as hereafter defined) are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore"), and Carl
C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of High River, Hopper, Barberry, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, and CCI Onshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 7,201,939 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $301,187,629 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 4. Purpose of Transaction

     The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued due to, among other things, the conglomerate structure of the Issuer in which various disparate and non-complementary businesses are combined under one corporate umbrella. The Reporting Persons believe that this structure obfuscates the true value of the Issuer's assets and note that various analysts have issued sum of the parts analyses that imply a value for the Shares that is significantly higher than their current market price. The Reporting Persons intend to seek to have conversations with members of the Issuer's management to discuss ideas that management and the Reporting Persons may have to enhance shareholder value, which may include, among other things, the divestiture or spin-off of one or more of the Issuer's component businesses (which may include Guaranty Bank, the corrugated packaging business, timberland holdings, the building products business and/or the real estate division). The Reporting Persons may consider engaging in a proxy contest to attempt to replace one or more members of the Issuer's staggered board of directors with persons nominated by the Reporting Persons, but have as yet made no definite decision to do so.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,201,939 Shares, representing approximately 6.73% of the Issuer's outstanding Shares (based upon the 106,984,201 Shares stated to be outstanding as of September 30, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2006.

     (b) High River has sole voting power and sole dispositive power with regard to 1,440,387 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,285,356 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,476,196 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                             Shares Purchased   Price Per Share/
   Name              Date        (Sold)         Exercise Price
----------------- ----------- -------------    -----------------
High River          11/24/06        10,620           39.1366
----------------- ----------- -------------    -----------------
High River          11/27/06        72,660           38.9344
----------------- ----------- -------------    -----------------
High River          11/28/06       100,000           38.9095
----------------- ----------- -------------    -----------------
High River          11/29/06        80,000           38.9605
----------------- ----------- -------------    -----------------
High River          11/30/06        34,000           39.0989
----------------- ----------- -------------    -----------------
High River          12/01/06        27,160           39.0854
----------------- ----------- -------------    -----------------
High River          12/05/06        54,000           41.1445
----------------- ----------- -------------    -----------------
High River          12/06/06        24,700           42.1014
----------------- ----------- -------------    -----------------
High River          12/07/06        20,000           42.6599
----------------- ----------- -------------    -----------------
High River          12/08/06           920           42.8326
----------------- ----------- -------------    -----------------
High River          12/11/06         2,860           43.0090
----------------- ----------- -------------    -----------------
High River          12/12/06        33,000           43.6048
----------------- ----------- -------------    -----------------
High River          12/13/06        24,000           43.9686
----------------- ----------- -------------    -----------------
High River          12/14/06        44,500           44.5834
----------------- ----------- -------------    -----------------
High River          12/18/06         5,000           45.0008
----------------- ----------- -------------    -----------------
High River          12/19/06        20,000           44.9726
----------------- ----------- -------------    -----------------
High River          12/21/06        15,540           45.4298
----------------- ----------- -------------    -----------------
High River          01/12/07        35,216           46.0084
----------------- ----------- -------------    -----------------
High River          01/16/07        25,220           46.2175
----------------- ----------- -------------    -----------------
High River          01/17/06         5,203           46.3522
----------------- ----------- -------------    -----------------
High River          01/18/07       134,898           47.0031
----------------- ----------- -------------    -----------------
High River          01/19/07        56,050           47.0021
----------------- ----------- -------------    -----------------
High River          01/22/07       123,800           46.6200
----------------- ----------- -------------    -----------------
Icahn Master        11/24/06        24,254           39.1366
----------------- ----------- -------------    -----------------
Icahn Master        11/27/06       165,940           38.9344
----------------- ----------- -------------    -----------------
Icahn Master        11/28/06       228,379           38.9095
----------------- ----------- -------------    -----------------
Icahn Master        11/29/06       182,703           38.9605
----------------- ----------- -------------    -----------------
Icahn Master        11/30/06        77,649           39.0989
----------------- ----------- -------------    -----------------
Icahn Master        12/01/06        64,322           39.0854
----------------- ----------- -------------    -----------------
Icahn Master        12/05/06       123,476           41.1445
----------------- ----------- -------------    -----------------
Icahn Master        12/06/06        56,479           42.1014
----------------- ----------- -------------    -----------------
Icahn Master        12/07/06        45,732           42.6599
----------------- ----------- -------------    -----------------
Icahn Master        12/08/06         2,104           42.8326
----------------- ----------- -------------    -----------------
Icahn Master        12/11/06         6,540           43.0090
----------------- ----------- -------------    -----------------
Icahn Master        12/12/06        75,458           43.6048
----------------- ----------- -------------    -----------------
Icahn Master        12/13/06        54,878           43.9686
----------------- ----------- -------------    -----------------
Icahn Master        12/14/06       102,929           44.5834
----------------- ----------- -------------    -----------------
Icahn Master        12/18/06        11,439           45.0008
----------------- ----------- -------------    -----------------
Icahn Master        12/19/06        45,755           44.9726
----------------- ----------- -------------    -----------------
Icahn Master        12/21/06        35,551           45.4298
----------------- ----------- -------------    -----------------
Icahn Master        01/12/07    (1) 80,000           46.2116
----------------- ----------- -------------    -----------------
Icahn Master        01/16/07    (1) 58,000           46.4230
----------------- ----------- -------------    -----------------
Icahn Master        01/17/06    (1) 11,945           46.4527
----------------- ----------- -------------    -----------------
Icahn Master        01/18/07    (1)304,762           47.2129
----------------- ----------- -------------    -----------------
Icahn Master        01/19/07    (1)126,630           47.1923
----------------- ----------- -------------    -----------------
Icahn Master        01/22/07    (1)279,000           46.7900
----------------- ----------- -------------    -----------------
Icahn Partners      11/24/06        18,226           39.1366
----------------- ----------- -------------    -----------------
Icahn Partners      11/27/06       124,700           38.9344
----------------- ----------- -------------    -----------------
Icahn Partners      11/28/06       171,621           38.9095
----------------- ----------- -------------    -----------------
Icahn Partners      11/29/06       137,297           38.9605
----------------- ----------- -------------    -----------------
Icahn Partners      11/30/06        58,351           39.0989
----------------- ----------- -------------    -----------------
Icahn Partners      12/01/06        44,318           39.0854
----------------- ----------- -------------    -----------------
Icahn Partners      12/05/06        92,524           41.1445
----------------- ----------- -------------    -----------------
Icahn Partners      12/06/06        42,321           42.1014
----------------- ----------- -------------    -----------------
Icahn Partners      12/07/06        34,268           42.6599
----------------- ----------- -------------    -----------------
Icahn Partners      12/08/06         1,576           42.8326
----------------- ----------- -------------    -----------------
Icahn Partners      12/11/06         4,900           43.0090
----------------- ----------- -------------    -----------------
Icahn Partners      12/12/06        56,542           43.6048
----------------- ----------- -------------    -----------------
Icahn Partners      12/13/06        41,122           43.9686
----------------- ----------- -------------    -----------------
Icahn Partners      12/14/06        75,071           44.5834
----------------- ----------- -------------    -----------------
Icahn Partners      12/18/06         8,561           45.0008
----------------- ----------- -------------    -----------------
Icahn Partners      12/19/06        34,245           44.9726
----------------- ----------- -------------    -----------------
Icahn Partners      12/21/06        26,609           45.4298
----------------- ----------- -------------    -----------------
Icahn Partners      01/12/07        60,864           46.0084
----------------- ----------- -------------    -----------------
Icahn Partners      01/16/07        42,880           46.2175
----------------- ----------- -------------    -----------------
Icahn Partners      01/17/06         8,868           46.3522
----------------- ----------- -------------    -----------------
Icahn Partners      01/18/07       234,830           47.0031
----------------- ----------- -------------    -----------------
Icahn Partners      01/19/07        97,573           47.0021
----------------- ----------- -------------    -----------------
Icahn Partners      01/22/07       216,200           46.6200
----------------- ----------- -------------    -----------------

(1) Shares underlying call options purchased.




Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 3 above, the Reporting Persons currently have long economic exposure to an aggregate of 3,382,600 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1       Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2007


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By:  Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:  Edward E. Mattner
           Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI OFFSHORE CORP.

By:  /s/ Keith A. Meister
     --------------------
     Name:  Keith A. Meister
     Title: Vice President

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI ONSHORE CORP.

By:  /s/ Keith A. Meister
     --------------------
     Name:  Keith A. Meister
     Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



              Signature Page of Schedule 13D - Temple-Inland Inc.]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Temple-Inland Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22nd day of January, 2007.


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
    By:  Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:  Edward E. Mattner
           Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward Mattner
         Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI OFFSHORE CORP

By:  /s/ Keith A. Meister
     --------------------
     Name:  Keith A. Meister
     Title: Vice President


ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI ONSHORE CORP

By:  /s/ Keith A. Meister
     --------------------
     Name:  Keith A. Meister
     Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



 [Signature Page of Joint Filing Agreement to Schedule 13D - Temple-Inland Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Barberry Corp.                      Sole Member


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Irene March                         Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner

ICAHN OFFSHORE LP
Name                                Position
----                                --------
CCI Offshore Corp.                  General Partner


CCI OFFSHORE CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President/Taxes


ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner


ICAHN ONSHORE LP
Name                                Position
----                                --------
CCI Onshore Corp.                   General Partner


CCI ONSHORE CORP
Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President/Taxes